UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO.___ )*

                         Packaging Dynamics Corporation
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    695160101
                                 (CUSIP Number)


                                September 5, 2003
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corsair Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [x]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             275,700

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             275,700

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             275,700

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.8%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Long Short International, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [x]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             A Cayman Islands exempted company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             22,900

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             22,900

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             22,900

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.2%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [x]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             309,600

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             309,600

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             309,600

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.2%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Neptune Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [x]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             156,300

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             156,300

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             156,300

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.6%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Major Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [x]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             156,300

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             156,300

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             156,300

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.6%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [x]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             309,600

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             309,600

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             309,600

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.2%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Steven Major

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [x]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             39,300

6.      SHARED VOTING POWER

             465,900

7.      SOLE DISPOSITIVE POWER

             39,300

8.      SHARED DISPOSITIVE POWER

             465,900

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             505,200

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.2%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

         Packaging Dynamics Corporation (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         3900 West 43rd Street
         Chicago, Illinois  60632

ITEM 2(a).      NAME OF PERSON FILING:

    The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. ("Corsair Capital"), Corsair Long Short International, Ltd. ("Corsair International"), Corsair Capital Management, L.L.C. ("Corsair Management"), Neptune Partners, L.P. ("Neptune"), Major Capital Management, L.L.C. ("Major Capital Management"), Jay R. Petschek ("Mr. Petschek") and Steven Major ("Mr. Major" and collectively, the "Reporting Persons"). Corsair Management is the investment manager of Corsair Capital and Corsair
International and the manager of other separate accounts. Major Capital Management is the general partner of Neptune. Mssrs. Petschek and Major are the controlling persons of Corsair Management. Mr. Major is also the controlling person of Major Capital Management and other accounts managed by him.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of Corsair Capital, Corsair Management, Neptune, Major Capital Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

     The principal business address for Corsair International is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).      CITIZENSHIP:

     Each of Corsair Capital and Neptune is a limited partnership formed under the laws of the State of Delaware.

     Each of Corsair Management and Major Capital Management is a limited liability company formed under the laws of the State of Delaware.

     Corsair International is an exempted company formed under the laws of the Cayman Islands, British West Indies.

     Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

         695160101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

     Corsair Capital beneficially owns 275,700 shares of Common Stock.

     Corsair International beneficially owns 22,900 shares of Common Stock.

     Corsair Management, as the investment manager of each of Corsair Capital and Corsair International, is deemed to beneficially own the 298,600 shares of Common Stock beneficially owned by them and an additional 11,000 shares of Common Stock held in separate accounts managed by it.

     Mr. Petschek, as a controlling person of Corsair Management, is deemed to be beneficially own the 309,600 shares of Common Stock beneficially owned by Corsair Management.

     Neptune beneficially owns 156,300 shares of Common Stock.

     Major Capital Management is the general partner of Neptune and is deemed to beneficially own the 156,300 shares of Common Stock beneficially owned by Neptune.

     Mr. Major is a controlling person of Corsair Management and the controlling person of Major Capital Management and is deemed to beneficially own the 465,900 shares of Common Stock beneficially owned by them and the beneficial owner of an additional 39,300 shares of Common Stock that he owns personally or through separate accounts managed by him.

     Collectively, the Reporting Persons beneficially own 1,913,230.

(b)      Percent of Class:

     Corsair Capital's beneficial ownership of 275,700 shares of Common Stock represents 2.8% of all the outstanding shares of Common Stock.

     Corsair International's beneficial ownership of 22,900 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

     Corsair Management's and Mr. Petschek's beneficial ownership of 309,600 shares of Common Stock represents 3.2% of all the outstanding shares of Common Stock.

     Neptune's and Major Capital Management's beneficial ownership of 156,300 shares of Common Stock represents 1.6% of all the outstanding shares of Common Stock.

     The 505,200 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 5.2% of all the outstanding shares of Common Stock.

     Collectively, the Reporting Persons beneficially own 505,200 shares of Common Stock representing 5.2% of all the outstanding shares of Common Stock.

(c)     Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote

         Mr. Major has the sole power to or to direct the vote of the 39,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

(ii)     Shared power to vote or to direct the vote of shares of Common Stock:

         Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 275,700 shares of Common Stock.

         Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 22,900 shares of Common Stock.

         Corsair Management, Mr. Petscheck and Mr. Major have the shared power to vote or direct the vote of 11,000 shares of Common Stock held in separate accounts managed by Corsair Management.

         Neptune, Major Capital Management and Mr. Major have shared power to vote or direct the vote of 156,300 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

         Mr. Major has the sole power to dispose or to direct the disposition of the 39,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

(iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

         Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 275,700 shares of Common Stock.

         Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 22,900 shares of Common Stock.

         Corsair Management, Mr. Petscheck and Mr. Major have the power to dispose or to direct the disposition of 11,000 shares of Common Stock held in separate accounts managed by Corsair Management.

         Neptune, Major Capital Management and Major have the power to dispose or to direct the disposition of 156,300 shares of Common Stock.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.


ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  As of September 9, 2003     CORSAIR CAPITAL PARTNERS, L.P.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member of General Partner


                                    CORSAIR LONG SHORT INTERNATIONAL, LTD.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member of General Partner


                                    CORSAIR CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member


                                    NEPTUNE PARTNERS, L.P.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member of Major Capital
                                             Management, L.L.C. (general
                                             partner of Neptune Partners,
                                             L.P.)


                                    MAJOR CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member



                                    /s/ Jay R. Petschek
                                    -----------------------
                                    Jay R. Petschek



                                    /s/ Steven Major
                                    -----------------------
                                    Steven Major

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Packaging Dynamics Corporation dated as of September 9, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Dated:  As of September 9, 2003             CORSAIR CAPITAL PARTNERS, L.P.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member of General Partner


                                    CORSAIR LONG SHORT INTERNATIONAL, LTD.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member of General Partner


                                    CORSAIR CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member


                                    NEPTUNE PARTNERS, L.P.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member of Major Capital
                                             Management, L.L.C. (general
                                             partner of Neptune Partners,
                                             L.P.)


                                    MAJOR CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Steven Major
                                        -------------------
                                    Name: Steven Major
                                    Title: Managing Member



                                    /s/ Jay R. Petschek
                                    -----------------------
                                    Jay R. Petschek



                                    /s/ Steven Major
                                    -----------------------
                                    Steven Major